11020663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
200

SEC FILE NUMBER
8-67608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARDT GROUP Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, Suite 1550
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Williams 415-492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants and Advisors, P.C.
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Landle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARDT Group Investor Services LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President of HARDT Group Advisors, Inc (100% owner of HGIS, LLC)

Title

Notary Public

RACHEL N. SCHATTEN
NOTARY PUBLIC, State of New York
No. 02SC[illegible]
Qualified in New York County
Commission Expires Oct. 6, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDT GROUP INVESTOR SERVICES, LLC

(A Development Stage Company)

Statement of Financial Condition

December 31, 2010

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Contents

December 31, 2010

MSPC
Certified Public
Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT AUDITOR

To the Member of
HARDT GROUP Investor Services, LLC
(A Development Stage Company)

We have audited the accompanying Statement of Financial Condition of HARDT GROUP Investor Services, LLC, (a development stage company, "the Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the Statement of Financial Condition referred to above presents fairly, in all material respects, the financial condition of HARDT GROUP Investor Services, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the Statement of Financial Condition. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of this report, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MSPC

MSPC Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 24, 2011

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statement of Financial Condition

December 31, 2010

ASSETS

Cash	$ 15,538
Other assets	1,277
Current assets	16,815
Total assets	$ 16,815

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 4,200
Current liabilities	4,200
Member's equity:	
Capital contributions	105,000
Deficit accumulated during the development stage	(92,385)
Total member's equity	12,615
Total liabilities and member's equity	$ 16,815

See report of independent auditor.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Notes to Financial Statement

December 31, 2010

1 Organization and Nature of Business

HARDT GROUP Investor Services, LLC (the "Company"), was organized in the state of New York on January 23, 2007. The Company is 100% owned by HARDT GROUP Advisors, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and was organized as a limited liability company principally to conduct the business of trading in options and other marketable securities.

The Company has been a development stage company since date of inception. Since inception, the Company's activities have been limited to administrative and filing its regulatory reports.

Administration activities are performed by the employees of the Parent company. All expenses are funded through the menbership contributions.

2 Summary of Significant Accounting Policies

Securities Transactions
The Company records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned and options written are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting
The Company is currently a development stage company reporting under provisions of Accounting Standards Codification 915. The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes
No provision for federal, state and local income taxes has been made since the Company is a disregarded entity for tax purposes because it is a single member limited liability company.

(Continued)

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Notes to Financial Statement

December 31, 2010

3 Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net captial and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $11,338, which exceeded its requirement of $5,000 by $6,338. The Company's agregate indebtedness to net capital ratio was 0.37 to 1.

4 Subsequent Events

The Company's management has evaluated subsequent events through the date these financial statements were available to be issued.

HARDT GROUP INVESTOR SERVICES, LLC
(A Development Stage Company)
Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company, pursuant to Regulation 240-15c3-3 (k)(2)(ii), is a general broker-dealer that is exempt from reporting rquirements of Rule 15c3-3 as it is an introducing broker-dealer only and does not carry customer accounts.